Exhibit 99.1

MAVERIX ANNOUNCES EXTENSION TO DEADLINE TO ELECT FORM OF CONSIDERATION

January 6, 2023, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is announcing that as a result of minor delays in materials being received during the holiday season and at the request of the Depository Trust and Clearing Corporation (“DTCC”) the deadline for shareholders to elect to receive either “all cash” or “all shares” as their form of consideration under the Plan of Agreement (the “Arrangement”) involving Maverix and Triple Flag Precious Metals Corp. (“Triple Flag”) has been extended to 5:00 p.m. (Toronto time) on January 11, 2023 (the “Election Deadline”).

Pursuant to the terms of the Arrangement, shareholders of Maverix may elect to receive either US$3.92 in cash or 0.360 of a common share of Triple Flag per Maverix share held (the “Consideration”). The shareholder election is subject to pro-ration such that the cash consideration will not exceed 15% of the total consideration and the share consideration will not exceed 85% of the total consideration. Maverix shareholders who do not elect to receive either all Triple Flag shares or all cash by the Election Deadline will be deemed to have elected the default consideration of 0.360 of a Triple Flag share per Maverix share held. In agreement with Triple Flag, Maverix has now extended the deadline for shareholders to make their election as to the form of Consideration they would like to receive to 5:00 p.m. (Toronto time) on January 11, 2023.

The special meeting of the holders of common shares of Maverix (the “Special Meeting”) will be held on January 12, 2023, at 10:00 a.m. (Pacific time) and the cut-off time for shareholders to vote their shares or deliver their proxies with regards to the Arrangement is 10:00 a.m. (Pacific time) on January 10, 2023.

Details regarding the terms and conditions of the Arrangement are set out in Maverix’s management information circular filed and mailed to shareholders, which, together with definitive documentation, including a copy of the letter of transmittal and election form for registered shareholders, is available under Maverix’s profile at www.sedar.com. Beneficial shareholders that hold Maverix shares through an intermediary should contact their intermediary for instructions and assistance in making the election and voting and surrendering the Maverix shares they beneficially own. In addition to receipt of the requisite approval of the Maverix shareholders, the completion of the Arrangement is subject to final approval of the Arrangement by the Ontario Superior Court of Justice (Commercial List) and the satisfaction or waiver of the other customary conditions to completion of the Arrangement.

Questions

If you have any questions about the information contained in this press release in connection with the Special Meeting, please contact our proxy solicitation agent and strategic shareholder advisor, Laurel Hill, at 1-877-452-7184 (North American Toll Free), 416-304-0211 (Calls Outside North America) or by email at assistance@laurelhill.com.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 140 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

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Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms are substantially similar to the same terms defined under S-K 1300 there are differences in the definitions. Accordingly, there is no assurance any mineral resources that the Company may report under NI 43-101 will be the same as resource estimates prepared under the standards adopted under S-K 1300. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Special Meeting and the completion of the Arrangement (including requisite shareholder approval thereof and other conditions precedent). Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022, available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

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